Morgan Stanley Finance LLC	Free Writing Prospectus to Preliminary Terms No. 339 Registration Statement Nos. 333-221595; 333-221595-01 Dated March 13, 2018 Filed pursuant to Rule 433

Structured Investments

Jump Securities with Auto-Callable Feature due March 30, 2023

All Payments on the Securities Based on the Worst Performing of the EURO STOXX 50® Index and the Russell 2000® Index

This document provides a summary of the terms of the securities offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Underlying indices:	EURO STOXX 50® Index (the “SX5E Index”) and Russell 2000® Index (the “RTY Index”). For more information about the underlying indices, see the accompanying preliminary terms.
Stated principal amount:	$1,000 per security
Pricing date:	March 26, 2018
Original issue date:	March 29, 2018 (3 business days after the pricing date)
Maturity date:	March 30, 2023
Early redemption:

If, on any annual determination date, beginning on March 27, 2019, the index closing value of each underlying index is greater than or equal to its respective initial index value, the securities will be automatically redeemed for the applicable early redemption payment on the related early redemption date.

The securities will not be redeemed early on any early redemption date if the index closing value of either underlying index is below its respective initial index value on the related determination date.

Early redemption payment:	The early redemption payment will be an amount in cash per stated principal amount (corresponding to a return of approximately 10.00% per annum) for each annual determination date, as set forth under “Determination Dates and Early Redemption Payments” in the accompanying preliminary terms. No further payments will be made on the securities once they have been redeemed.
Determination dates:	Annually. See “Determination Dates and Early Redemption Payments” in the accompanying preliminary terms.
Early redemption dates:	The third business day after the relevant determination date
Downside threshold level:	With respect to the SX5E Index, 65% of its initial index value With respect to the RTY Index, 65% of its initial index value
Payment at maturity:

If the securities have not previously been redeemed, you will receive at maturity a cash payment per security as follows:

•  If the final index value of each underlying index is greater than or equal to its respective initial index value:

$1,500

•  If the final index value of either underlying index is less than its respective initial index value but the final index value of each underlying index is greater than or equal to its respective downside threshold level:

$1,100

•  If the final index value of either underlying index is less than its respective downside threshold level:

$1,000 × index performance factor of the worst performing underlying index

Under these circumstances, you will lose more than 35%, and possibly all, of your investment.

Initial index value:	With respect to the SX5E Index, its index closing value on the pricing date With respect to the RTY Index, its index closing value on the pricing date
Final index value:	With respect to each underlying index, the respective index closing value on the final determination date
Worst performing underlying index:	The underlying index with the larger percentage decrease from the respective initial index value to the respective final index value
Index performance factor:	With respect to each underlying index, the final index value divided by the initial index value
CUSIP / ISIN:	61768CH67/ US61768CH678
Listing:	The securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $931.50 per security, or within $30.00 of that estimate. See “Investment Summary” in the accompanying preliminary terms.

Overview

The securities offered are unsecured obligations of MSFL, fully and unconditionally guaranteed by Morgan Stanley, and have the terms described in the accompanying preliminary terms, product supplement, index supplement and prospectus. The securities do not guarantee the repayment of principal and do not provide for the regular payment of interest. The securities will be automatically redeemed if the index closing value of each of the EURO STOXX 50® Index and the Russell 2000® Index, which we refer to as the underlying indices, on any of the annual determination dates is greater than or equal to its respective initial index value, for an early redemption payment that will increase over the term of the securities, as described below. No further payments will be made on the securities once they have been redeemed. At maturity, if the securities have not previously been redeemed and the final index value of each underlying index is greater than or equal to its respective initial index value, investors will receive a payment at maturity of $1,500 per $1,000 security. If the securities have not previously been redeemed and the final index value of either underlying index is less than its respective initial index value but the final index value of each underlying index is greater than or equal to 65% of its respective initial index value, which we refer to as the respective downside threshold level, investors will receive a payment at maturity of $1,100 per $1,000 security. However, if the securities are not redeemed prior to maturity and the final index value of either underlying index is less than its respective downside threshold level, investors will be exposed to the decline in the worst performing underlying index on a 1-to-1 basis, and will receive a payment at maturity that is less than 65% of the stated principal amount of the securities and could be zero. Accordingly, investors in the securities must be willing to accept the risk of losing their entire initial investment. These long-dated securities are for investors who are willing to forego current income and participation in the appreciation of either underlying index in exchange for the possibility of receiving an early redemption payment or payment at maturity greater than the stated principal amount if each underlying index closes at or above the initial index value on an annual determination date or at or above the downside threshold level on the final determination date. Because all payments on the securities are based on the worst performing of the underlying indices, a decline beyond the respective downside threshold level of either underlying index will result in a significant loss of your investment, even if the other underlying index has appreciated or has not declined as much. Investors will not participate in any appreciation of either underlying index. The securities are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Investing in the securities involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010318002839/dp87602_fwp-ps339.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	The securities do not pay interest or guarantee the return of any principal.

•	The appreciation potential of the securities is limited by the fixed early redemption payment or payment at maturity specified for each determination date.

•	You are exposed to the price risk of each underlying index.

•	The market price will be influenced by many unpredictable factors.

•	The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	There are risks associated with investments in securities linked to the value of foreign equity securities.

•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	There are risks associated with investments in securities linked to the value of foreign equity securities.

•	The securities are linked to the Russell 2000® Index and are subject to risks associated with small-capitalization companies.

•	Not equivalent to investing in the underlying indices.

•	Reinvestment risk.

•	The securities will not be listed on any securities exchange and secondary trading may be limited, and accordingly, you should be willing to hold your securities for the entire 5-year term of the securities.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers, and is not a maximum or minimum secondary market price.

•	Hedging and trading activity by our affiliates could potentially affect the value of the securities.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Securities– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Examples

The following hypothetical examples are for illustrative purposes only. Whether the securities are redeemed prior to maturity will be determined by reference to the index closing value of each underlying index on each of the annual determination dates, and the payment at maturity, if any, will be determined by reference to the index closing value of each underlying index on the final determination date. The actual initial index values and downside threshold levels will be determined on the pricing date. Some numbers appearing in the examples below have been rounded for ease of analysis. All payments on the securities are subject to our credit risk. The below examples are based on the following terms:

Early Redemption Payment:

The early redemption payment will be an amount in cash per stated principal amount (corresponding to a return of approximately 10.00% per annum) for each annual determination date (beginning after one year), as follows:

•      1st determination date: $1,100

•      2nd determination date: $1,200

•      3rd determination date: $1,300

•      4th determination date: $1,400

No further payments will be made on the securities once they have been redeemed.

Payment at Maturity

If the securities have not previously been redeemed, you will receive at maturity a cash payment per security as follows:

•  If the final index value of each underlying index is greater than or equal to its respective initial index value:

$1,500

•  If the final index value of either underlying index is less than its respective initial index value but the final index value of each underlying index is greater than or equal to its respective downside threshold level:

$1,100

•  If the final index value of either underlying index is less than its respective downside threshold level:

$1,000 × index performance factor of the worst performing underlying index.

Under these circumstances, you will lose a significant portion or all of your investment.

Stated Principal Amount:	$1,000
Hypothetical Initial Index Value:	With respect to the SX5E Index: 3,500 With respect to the RTY Index: 1,200
Hypothetical Downside Threshold Level:	With respect to the SX5E Index: 2,275, which is 65% of its hypothetical initial index value With respect to the RTY Index: 780, which is 65% of its hypothetical initial index value

Automatic Call:

Example 1 — the securities are redeemed following the second determination date

Date	SX5E Index Closing Value	RTY Index Closing Value	Payment (per Security)
1st Determination Date	4,000 (at or above the initial index value)	1,000 (below the initial index value)	--
2nd Determination Date	4,500 (at or above the initial index value)	1,750 (at or above the initial index value)	$1,200

In this example, on the first determination date, the index closing value of one of the underlying indices is at or above its respective initial index value, but the index closing value of the other underlying index is below its respective initial index value. Therefore, the securities are not redeemed. On the second determination date, the index closing value of each underlying index is at or above the respective initial index value. Therefore, the securities are automatically redeemed on the second early redemption date. Investors will receive a payment of $1,200 per security on the related early redemption date. No further payments will be made on the securities once they have been redeemed, and investors do not participate in the appreciation in either underlying index.

How to calculate the payment at maturity:

In the following examples, one or both of the underlying indices close below the respective initial index value(s) on each of the annual determination dates, and, consequently, the securities are not automatically redeemed prior to, and remain outstanding until, maturity.

	SX5E Index Final Index Value	RTY Index Final Index Value	Payment at Maturity (per Security)
Example 1:	4,000 (at or above its initial index value)	1,500 (at or above its initial index value)	$1,500
Example 2:	2,800 (below its initial index value but at or above its downside threshold level)	1,440 (at or above its initial index value and downside threshold level)	$1,100
Example 3:	4,375 (at or above its initial index value and downside threshold level)	480 (below its downside threshold level)	$1,000 x (480 / 1,200) = $400
Example 4:	700 (below its downside threshold level)	900 (below its initial index value but at or above its downside threshold level)	$1,000 x (700 / 3,500) = $200
Example 5:	700 (below its downside threshold level)	720 (below its downside threshold level)	$1,000 x (700 / 3,500) = $200

In example 1, the final index value of each underlying index is at or above its respective initial index value. Therefore, investors receive $1,500 per security at maturity. Investors do not participate in any appreciation in either underlying index.

In example 2, the final index value of one of the underlying indices is at or above its initial index value and downside threshold level, but the final index value of the other underlying index is below its initial index value and at or above its downside threshold level. The RTY Index has increased 20% from its initial index value to its final index value and the SX5E Index has declined 20% from its initial index value to its final index value. Therefore, investors receive $1,100 per security at maturity. Investors do not participate in any appreciation in either underlying index.

In example 3, the final index value of one of the underlying indices is at or above its initial index value and downside threshold level, but the final index value of the other underlying index is below its respective downside threshold level. Therefore, investors are exposed to the downside performance of the worst performing underlying index at maturity. The SX5E Index has increased 25% from its initial index value to its final index value and the RTY Index has declined 60% from its initial index value to its final index value. Therefore, investors receive at maturity an amount equal to the stated principal amount times the index performance factor of the RTY Index, which is the worst performing underlying index in this example.

In example 4, the final index value of one of the underlying indices is below its initial index value but at or above its downside threshold level, while the final index value of the other underlying index is below its respective downside threshold level. Therefore, investors are exposed to the downside performance of the worst performing underlying index at maturity. The RTY Index has declined 25% from its initial index value to its final index value and the SX5E Index has declined 80% from its initial index value to its final index value. Therefore, investors receive at maturity an amount equal to the stated principal amount times the index performance factor of the SX5E Index, which is the worst performing underlying index in this example.

In example 5, the final index value of each underlying index is below its respective downside threshold level, and investors receive at maturity an amount equal to the stated principal amount times the index performance factor of the worst performing underlying index. The SX5E Index has declined 80% from its initial index value to its final index value and the RTY Index has declined 40% from its initial index value to its final index value. Therefore, the payment at maturity equals the stated principal amount times the index performance factor of the SX5E Index, which is the worst performing underlying index in this example.

If the securities are not redeemed prior to maturity and the final index value of either underlying index is below its respective downside threshold level, you will be exposed to the downside performance of the worst performing underlying index at maturity, and your payment at maturity will be less than 65% of the stated principal amount per security and could be zero.

EURO STOXX 50® Index Historical Performance

The following graph sets forth the daily index closing values of the EURO STOXX 50® Index for each quarter in the period from January 1, 2013 through February 28, 2018. You should not take the historical values of the EURO STOXX 50® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the EURO STOXX 50® Index on the valuation date.

EURO STOXX 50® Index Daily Index Closing Values January 1, 2013 to February 28, 2018

Russell 2000® Index Historical Performance

The following graph sets forth the daily index closing values of the Russell 2000® Index for each quarter in the period from January 1, 2013 through February 28, 2018. You should not take the historical values of the Russell 2000® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the Russell 2000® Index on the valuation date.

Russell 2000® Index Daily Index Closing Values January 1, 2013 to February 28, 2018